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                            August 6, 2021

       Chris Anthony
       Chief Executive Officer
       Aptera Motors Corp
       5825 Oberlin Drive, Suite 7
       San Diego, CA 92121

                                                        Re: Aptera Motors Corp
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed August 4,
2021
                                                            File No. 024-11479

       Dear Mr. Anthony:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sergio
Chinos, Staff Attorney, at (202) 551-7844 with any questions.





                            Sincerely,


                            Division of Corporation Finance

                            Office of Manufacturing
       cc:                                              Jamie Ostrow